Client One Securities, LLC
Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	466,639
Commissions receivable		42,552
Other receivables		73,250
Other assets		196,646
Total assets	$	779,087
Liabilities & Member's Equity		
Liabilities:		
Accounts payable	$	10,589
Accrued liabilities		160,114
Total Liabilities		170,703
Member's Equity		608,384
Total Liabilities and Member's Equity	$	779,087

The accompanying notes are an integral part of these financial statements